Paul T. Jenson
Direct Dial: (312) 836-4046 Direct Facsimile: (312) 275-7581 E-mail: pjenson@shefskylaw.com

025793-2

January 5, 2009

Mr. Daniel L Gordon

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	NTS Realty Holdings Limited Partnership
Form 10-K for the year ended December 31, 2007
File No. 001-32389

Dear Mr. Gordon:

We are writing on behalf of our client, NTS Realty Holdings Limited Partnership (the “Company”), in response to the additional comment contained in the Staff’s letter dated December 18, 2008.  In addition, for your convenience we have reproduced your comment in this letter and included our response directly below the comment.

Form 10-K for the Year Ended December 31, 2007

                                                We have reviewed your response to our comment, and note that you acquired a tenant in common interest in The Overlook at St. Thomas and Creeks Edge at Stony Point during 2007, and that you are consolidating the properties and their results of operations.  Please tell us how you determined that it was appropriate for you to consolidate 100% of these assets acquired, given that you own a direct interest in the real estate assets, and not a controlling interest in an entity which owns 100% of these assets.

RESPONSE:

The Company owns a majority economic interest in each of the properties, a 60% undivided interest in The Overlook at St. Thomas in Louisville, Kentucky and a 51% undivided interest in Creeks Edge at Stony Point in Richmond, Virginia.  Through this majority ownership, the Company has the right, under a Tenant in Common agreement, to control the day-to-day operating decisions with respect to each of the properties. While the minority shareholder has rights to participate equally in significant decisions of the properties such as the sale of the properties or financing arrangements associated with the properties, all other decisions in ordinary course of business rest with the majority owner, the Company.  The Company considered the guidance contained in EITF 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.  Based on this guidance, the Company concluded that the minority shareholders’ rights to equal vote in significant decisions (such as the sale of the properties) represent protective rights as defined in the EITF and do not allow the minority shareholders to participate in significant decisions made in the ordinary course of business (such as selecting and setting the compensation of management and making operating or capital decisions related to the properties, including new lease arrangements and other day-to-day functions).  Accordingly, the Company believes its consolidation of the properties is appropriate.

The Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We appreciate the opportunity to respond to the Staff’s comments with respect to the Company’s Form 10-K for the year ended December 31, 2007.  The Company hopes that the information included in this response satisfies the Staff’s comments.

Please contact me if you have any questions or require additional information.

Sincerely,

SHEFSKY & FROELICH LTD.

/s/ Paul T. Jenson
Paul T. Jenson

cc:	Brian F. Lavin
Gregory A. Wells
Timothy Baker
Cezar M. Froelich